UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

AMTECH SYSTEMS, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

032332504
(CUSIP Number)

August 27, 2015
(Date of Event Which Requires Filing of this Statement) Check the appropriate box to designate the rule pursuant to which this Schedule is filed: [ ] Rule 13d–1(b) [X] Rule 13d–1(c) [ ] Rule 13d–1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 18 Pages

CUSIP No. 032332504	13G	Page 2 of 18 Pages

1		NAMES OF REPORTING PERSONS Leslie J. Schreyer, as Trustee under Trust Agreement dated December 23, 1989 FBO the issue of Johathan D. Sackler 52-6435625
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut
NUMBER OF SHARES	5	SOLE VOTING POWER 1,386,312
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER -0-
EACH REPORTING	7	SOLE DISPOSITIVE POWER 1,386,312
PERSON WITH	8	SHARED DISPOSITIVE POWER -0-
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,386,312
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.5%*
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*This calculation is rounded to the nearest tenth and is based upon 13,150,469 shares of common stock outstanding as of August 1, 2015 as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015.

CUSIP No. 032332504	13G	Page 3 of 18 Pages

1		NAMES OF REPORTING PERSONS M3C Holdings LLC 20-6116984
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 263,688
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER -0-
EACH REPORTING	7	SOLE DISPOSITIVE POWER 263,688
PERSON WITH	8	SHARED DISPOSITIVE POWER -0-
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 263,688
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.0%*
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*This calculation is rounded to the nearest tenth and is based upon 13,150,469 shares of common stock outstanding as of August 1, 2015 as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015.

CUSIP No. 032332504	13G	Page 4 of 18 Pages

1	NAMES OF REPORTING PERSONS Robert Averick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	5	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 150,000
EACH REPORTING	7	SOLE DISPOSITIVE POWER -0-
PERSON WITH	8	SHARED DISPOSITIVE POWER 150,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 150,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.1%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*This calculation is rounded to the nearest tenth and is based upon 13,150,469 shares of common stock outstanding as of August 1, 2015 as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015.

CUSIP No. 032332504	13G	Page 5 of 18 Pages

1	NAMES OF REPORTING PERSONS Piton Capital Partners LLC 47-3106673
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 140,000
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER -0-
EACH REPORTING	7	SOLE DISPOSITIVE POWER 140,000
PERSON WITH	8	SHARED DISPOSITIVE POWER -0-
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 140,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.1%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*This calculation is rounded to the nearest tenth and is based upon 13,150,469 shares of common stock outstanding as of August 1, 2015 as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015.

CUSIP No. 032332504	13G	Page 6 of 18 Pages

1	NAMES OF REPORTING PERSONS OIH LLC 26-4810266
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut
NUMBER OF SHARES	5	SOLE VOTING POWER 22,917
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER -0-
EACH REPORTING	7	SOLE DISPOSITIVE POWER 22,917
PERSON WITH	8	SHARED DISPOSITIVE POWER -0-
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,917
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.2%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*This calculation is rounded to the nearest tenth and is based upon 13,150,469 shares of common stock outstanding as of August 1, 2015 as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015.

CUSIP No. 032332504	13G	Page 7 of 18 Pages

Item 2(a)	Names of Persons Filing:
The Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):
1. Leslie J. Schreyer, as Trustee under Trust Agreement dated December 23, 1989 FBO the issue of Jonathan D. Sackler (the “Trust”);
2. M3C Holdings LLC ("M3C");
3. Robert Averick;
4. Piton Capital Partners LLC (“Piton”); and
5. OIH LLC (“OIH”)

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

Item 2(b)	Address of Principal Business Office or, if None, Residence:
The address of OIH is:
c/o Kokino LLC 201 Tresser Boulevard Stamford, CT 06901
Item 2(c)	Citizenship:
1. OIH is a Connecticut limited liability company.
Item 4	Ownership:

The percentages used herein are calculated based upon 13,150,469 shares of common stock outstanding as of August 1, 2015 as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015.

As of August 27, 2015:
1. the Trust

CUSIP No. 032332504	13G	Page 8 of 18 Pages

(a) Amount Beneficially Owned:
1,386,312*
(b) Percent of Class:
10.5%
(c) Number of Shares as to which such person has:
(i) Sole power to vote or direct the vote:
1,386,312
(ii) Shared power to vote or direct the vote:
-0-
(iii) Sole power to dispose or direct the disposition:
1,386,312
(iv) Shared power to dispose or direct the disposition:
-0-
* Represents shares held in the Trust, for which Leslie J. Schreyer serves as sole Trustee. Leslie J. Schreyer has no pecuniary interest in the shares held by the Trust.

CUSIP No. 032332504	13G	Page 9 of 18 Pages

2. M3C Holdings LLC
(a) Amount Beneficially Owned:
263,688**
(b) Percent of Class:
2.0%
(c) Number of Shares as to which such person has:
(i) Sole power to vote or direct the vote:
263,688
(ii) Shared power to vote or direct the vote:
-0-
(iii) Sole power to dispose or direct the disposition:
263,688
(iv) Shared power to dispose or direct the disposition:
-0-

**     Represents shares held by M3C Holdings LLC.  M3C Holdings LLC is a Delaware limited liability company wholly-owned by Mary Corson and Richard S. Sackler, M.D., as Trustees of the Mary Corson Trust dated January 15, 2004.  Mary Corson is the sole beneficiary of the Mary Corson Trust and the wife of Jonathan D. Sackler.

CUSIP No. 032332504	13G	Page 10 of 18 Pages

3. Robert Averick
(a) Amount Beneficially Owned:
150,000***
(b) Percent of Class:
1.1%
(c) Number of Shares as to which such person has:
(i) Sole power to vote or direct the vote:
-0-
(ii) Shared power to vote or direct the vote:
150,000
(iii) Sole power to dispose or direct the disposition:
-0-
(iv) Shared power to dispose or direct the disposition:
150,000

***     Represents shares held by Robert Averick jointly with his wife, Mickel Averick, for which Robert and Mickel share voting and dispositive power.  Robert Averick is employed by Kokino LLC, which is a family office and provides investment advice to family clients, including the Trust, M3C and Piton with respect to the shares of the Issuer beneficially owned by the Trust, M3C and Piton.

CUSIP No. 032332504	13G	Page 11 of 18 Pages

4. Piton Capital Partners LLC
(a) Amount Beneficially Owned:
140,000****
(b) Percent of Class:
1.1%
(c) Number of Shares as to which such person has:
(i) Sole power to vote or direct the vote:
140,000
(ii) Shared power to vote or direct the vote:
-0-
(iii) Sole power to dispose or direct the disposition:
140,000
(iv) Shared power to dispose or direct the disposition:
-0-

**** Represents shares held by Piton Capital Partners LLC. Piton Capital Partners LLC is a Delaware limited liability company and investment entity that is a family client of Kokino LLC.

CUSIP No. 032332504	13G	Page 12 of 18 Pages

4. OIH LLC
(a) Amount Beneficially Owned:
22,917*****
(b) Percent of Class:
0.2%
(c) Number of Shares as to which such person has:
(i) Sole power to vote or direct the vote:
22,917
(ii) Shared power to vote or direct the vote:
-0-
(iii) Sole power to dispose or direct the disposition:
22,917
(iv) Shared power to dispose or direct the disposition:
-0-

*****     Represents shares held by OIH LLC.  OIH LLC is a Connecticut limited liability company and investment entity controlled by Brian T. Olson. Brian T. Olson is employed by Kokino LLC, which is a family office and provides investment advice to family clients, including the Trust, M3C and Piton with respect to the shares of the Issuer beneficially owned by the Trust, M3C and Piton.

Item 10	Certification.

Each of the Reporting Persons makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 032332504	13G	Page 13 of 18 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    August 27, 2015

/s/ Frank S. Vellucci
Frank S. Vellucci Attorney-in-Fact for Leslie J. Schreyer, in his capacity as trustee under Trust Agreement dated December 23, 1989 FBO the issue of Jonathan D. Sackler
M3C Holdings LLC
By:	/s/ Stephen A. Ives
Stephen A. Ives Vice President

/s/ Robert Averick
Robert Averick

Piton Capital Partners LLC By: Piton Capital Management LLC, its managing member By: Kokino LLC, its managing member

By:	/s/ Brian Olson
Brian Olson President and Chief Investment Officer
OIH LLC
By:	/s/ Brian T. Olson
Brian T. Olson Manager

CUSIP No. 032332504	13G	Page 14 of 18 Pages

Exhibit Index

		Page No.

A.	Joint Filing Agreement, dated as of August 27, 2015, by and among Leslie J. Schreyer, in his capacity as trustee under Trust Agreement dated December 23, 1989 FBO the issue of Jonathan D. Sackler, M3C Holdings LLC, Robert Averick, Piton Capital Partners LLC and OIH LLC.	15

B.	Power of Attorney, dated as of March 25, 2013 granted by Leslie J. Schreyer, in his capacity as trustee under Trust Agreement dated December 23, 1989 FBO the issue of Jonathan D. Sackler, in favor of Anthony M. Roncalli and Frank S. Vellucci.	17

CUSIP No. 032332504	13G	Page 15 of 18 Pages

Exhibit A

Joint Filing Agreement Pursuant to Rule 13d-1

This agreement is made pursuant to Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, as amended (the “Act”) by and among the parties listed below, each referred to herein as a “Joint Filer.” The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Dated:                        August 27, 2015

/s/ Frank S. Vellucci
Frank S. Vellucci Attorney-in-Fact for Leslie J. Schreyer, in his capacity as trustee under Trust Agreement dated December 23, 1989 FBO the issue of Jonathan D. Sackler
M3C Holdings LLC
By:	/s/ Stephen A. Ives
Stephen A. Ives Vice President

/s/ Robert Averick
Robert Averick

Piton Capital Partners LLC By: Piton Capital Management LLC, its managing member By: Kokino LLC, its managing member

By:	/s/ Brian Olson
Brian Olson President and Chief Investment Officer

CUSIP No. 032332504	13G	Page 16 of 18 Pages

OIH LLC
By:	/s/ Brian T. Olson
Brian T. Olson Manager

CUSIP No. 032332504	13G	Page 17 of 18 Pages

Exhibit B

Power of Attorney

The undersigned, as a Section 13(d) reporting person and potential Section 16 reporting person of Amtech Systems, Inc. (the "Company") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), hereby constitutes and appoints Anthony M. Roncalli and Frank S. Vellucci, and each of them, the undersigned's true and lawful attorney-in-fact to:

1.           Complete and execute Forms 3, 4, 5, and 144, Schedules 13D and 13G and Form ID (Uniform Application for Access Codes to File on EDGAR) and other forms and all amendments thereto as such attorney-in-fact shall in his discretion determine to be required or advisable pursuant to Section 16(a) and Section 13(d) of the Exchange Act, and the rules and regulations promulgated thereunder, or any successor laws and regulations, as a consequence of the undersigned's ownership, acquisition or disposition of securities of the Company;

2.           Do and perform any and all acts for and on the behalf of the undersigned which may be necessary or desirable in order to complete and execute any such form, complete and execute any amendments thereto, and timely file such forms with the Securities and Exchange Commission, any securities exchange or national association, the Company and such other person or agency as the attorney-in-fact shall deem appropriate; and

3.            Take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the

CUSIP No. 032332504	13G	Page 18 of 18 Pages

undersigned, are not assuming, nor is the Company assuming, any of the undersigned's responsibilities to comply with Sections 16 and 13(d) of the Exchange Act.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4, 5 or 144 or Schedules 13D or 13G with respect to the undersigned's holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of March 25, 2013.

/s/ Leslie J. Schreyer
Leslie J. Schreyer, in his capacity as trustee under Trust Agreement dated December 23, 1989 FBO the issue of Jonathan D. Sackler